United States securities and exchange commission logo





                             April 1, 2021

       Ryan Gilbert
       President and Chief Executive Officer
       FTAC ZEUS ACQUISITION CORP.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: FTAC ZEUS
ACQUISITION CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed on March 8,
2021
                                                            File No. 333-253995

       Dear Mr. Gilbert:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 8, 2021

       Prospectus Summary
       Limited Payments to Insiders, page 27

   1. In this section, and elsewhere, you reference unquantified consulting and advisory fees
                                                        (i.e.,    payment of
certain consulting fees to persons engaged by an entity affiliated with certain of our
directors and officers    and    at the closing of our initial business
                                                        combination, a
customary advisory fee to affiliates of our sponsor, in an amount that constitutes a market
standard advisory fee for comparable transactions and services
                                                        provided   ). Please
revise to describe the types of "consulting" and "advisory" services which you refer to and
quantify such fees and how they will be calculated. If these fees have no limitations,
please disclose this fact. Also disclose whether there are agreements in place for such
arrangements and file any agreements as exhibits with your registration
 Ryan Gilbert
FTAC ZEUS ACQUISITION CORP.
April 1, 2021
Page 2
      statement. See Item 601 of Regulation S-K.
Risk factors
We are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act, page 32

2. Your registration statement fee table indicates that you are registering the shares of Class
      A common stock issuable upon exercise of the warrants. However, you disclose here that you are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act. Please revise to reconcile your disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff
Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameRyan Gilbert
                                                            Division of
Corporation Finance
Comapany NameFTAC ZEUS ACQUISITION CORP.
                                                            Office of Energy &
Transportation
April 1, 2021 Page 2
cc:       Mark Rosenstein
FirstName LastName